Exhibit 99.1

JinkoSolar Announces At-The-Market Offering of ADSs

SHANGRAO, China, Dec. 16, 2020 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (NYSE: JKS) (the "Company," or "JinkoSolar"), one of the largest and most innovative solar module manufacturers in the world, today announced that it has filed a prospectus supplement to sell up to an aggregate of US$100,000,000 of its American depositary shares ("ADSs"), each representing four ordinary shares, through an at-the-market equity offering program. The ADSs will be offered through Credit Suisse and Barclays as sales agents.

Sales, if any, of the ADSs under the at-the-market equity offering program will be made from time to time, at the Company's discretion, by means of ordinary broker transactions on or through the New York Stock Exchange (the "NYSE") or other markets for its ADSs, sales made to or through a market maker other than on an exchange, or otherwise in negotiated transactions at market prices prevailing at the time of sale or at negotiated prices, or as otherwise agreed with the sales agents. JinkoSolar intends to use the net proceeds from the sales of its ADSs for its production capacity expansion and other general corporate purposes. The production capacity expansion will be conducted mainly through Jiangxi Jinko, a 73.3% owned subsidiary of the Company in China, and therefore certain amount of the net proceeds from this offering will be transferred to Jiangxi Jinko in the form of intercompany loan. The intercompany loan will be made for up to three years at an interest rate equal to the then U.S. dollar LIBOR for one-year term loans plus 200 basis points.

The ordinary shares represented by ADSs will be offered under the Company's shelf registration statement on Form F-3, which became effective on December 16, 2020. A prospectus supplement dated December 16, 2020 and a related base prospectus (included in the Company's shelf registration statement on Form F-3) describing the terms of the offering have been filed with the Securities and Exchange Commission (the "SEC"). Investors are advised to read the prospectus supplement and the related base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the at-the-market offering. A copy of the prospectus supplement and the related base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, by phone at (800) 221-1037, or by e-mail at newyork.prospectus@credit-suisse.com; and Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by phone toll free at 1-888-603-5847, or by email at barclaysprospectus@broadridge.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering may be made only by means of a prospectus supplement and the related base prospectus.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 20 GW for mono wafers, 11 GW for solar cells, and 25 GW for solar modules, as of September 30, 2020.

JinkoSolar has 9 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Kenya, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2020.

To find out more, please see: www.jinkosolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com